U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file numbers 0-28191, 1-35591

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF

BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

(Full title of the plan)

BGC PARTNERS, INC.

499 Park Avenue

New York, New York 10022

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC.,

CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment and Administrative

Committees of the BGC

Partners, Inc. Deferral Plan for

Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and

Their Affiliates

We have audited the accompanying statements of net assets available for benefits of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 26, 2015

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
ASSETS:
Cash and cash equivalents	$548,851	$171,652
Participant-directed investments at fair value	260,458,409	226,013,567
Participant contribution receivables	487,089	633,482
Employer contribution receivables	588	729
Notes receivable from participants	4,436,584	4,349,639

Total assets	265,931,521	231,169,069

LIABILITIES:
Other liabilities	54,792	47,615

Total liabilities	54,792	47,615

NET ASSETS AVAILABLE FOR BENEFITS	$265,876,729	$231,121,454

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014
ADDITIONS:
Contributions:
Participant contributions	$25,135,818
Employer contributions	286,849
Rollover contributions	14,985,168
Net transfer of ELX 401(k) Plan assets	213,845

Total contributions	40,621,680

Investment income:
Net appreciation in fair value of investments	10,962,752
Interest and dividends	9,989,654

Net investment gain	20,952,406

Total additions	61,574,086

DEDUCTIONS:
Distributions to participants	26,158,168
Administrative expenses	660,643

Total deductions	26,818,811

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	34,755,275
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	231,121,454

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$265,876,729

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and Their Affiliates

Notes to Financial Statements

As of December 31, 2014 and 2013, and for the Year Ended December 31, 2014

1. Description of Plan

The following description of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”), provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

Effective January 1, 2014, all accounts and assets of the ELX 401(k) Plan (the “ELX Plan”) were merged into the Plan. Therefore, the ELX Plan’s net assets are included within the Statements of Net Assets Available for Benefits as of December 31, 2014.

General — The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Partners, Inc. (“BGC Partners”). CFLP and BGC Partners, as well as their participating domestic affiliates, are collectively referred to as the “Company.”

The trustee for the Plan is AdvisorTrust, LLC (“AdvisorTrust”). AdvisorTrust uses TD Ameritrade, Inc. (“TD Ameritrade”) to provide custody of assets, trading, income collection, contribution deposit processing, paying agent services and to generate trust statements. The trustee is legally responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Professional Capital Services, LLC is the Plan’s recordkeeper.

Committees — The Plan is supervised by an Administrative Committee and an Investment Committee. Both committees are comprised of the same seven members who are all employees of the Company.

The Administrative Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits.

The Investment Committee has the authority to make and deal with any investment in any manner consistent with the Plan that it deems advisable. The Investment Committee is assisted by an independent, registered investment advisor, Brinker Capital, Inc. (“Brinker”), in managing the overall investment process and supervision of the Plan’s investments. Brinker acts as an investment fiduciary and investment manager in accordance with ERISA Section 3(38). Representatives of Brinker and PCS attend the quarterly Investment Committee meetings.

Eligibility — All employees of the Company are eligible to participate in the Plan upon hire and upon reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors, leased employees, employees covered under a collective bargaining agreement and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant and Company Contributions — Eligible employees may elect to contribute up to 80% of their compensation to the plan as pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($17,500 for 2014 and 2013, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC” or the “Code”)). The Plan permits rollover contributions, the majority of which are due to acquisitions, and permits participants age 50 and over to make catch-up contributions of up to $5,500 for 2014 and 2013. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. Contributions, amounting to $35,210 and $35,696, which were in excess of IRC limitations related to the 2014 and 2013 Plan years, were refunded to the participants by April 15, 2015 and 2014, respectively.

Certain eligible employees that are covered by a real estate and facilities management agreement between the Company and a client of the Company (“Client-Site Agreement”) are entitled to matching contributions into the plan. The matching contributions are funded by the client of the Company as the principal duties of the employee consist of performing services for the client.

Investment Options — Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2014, investment options include the BGCP Stock Portfolio, money market funds and exchange traded funds (“ETF”). On the first day of the second month following hire date, eligible participants who have not submitted an election to participate or not participate in the Plan are auto-enrolled in the Plan by the Company at a rate of 6% of compensation invested in the Brinker Capital Moderate ETF-based strategy.

Vesting — All participants are immediately and fully vested in their elective deferrals, qualified non-elective contributions, rollover contributions, matching contributions covered by a Client-Site Agreement and investment earnings (losses) thereon.

Forfeitures — Participant contributions are non-forfeitable at all times.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any matching contributions and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions — Payment of benefits begins as soon as practicable following termination of employment. If a participant’s account balance is more than $1,000, no distribution will be made prior to normal retirement age (later of age 59  1⁄2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70  1⁄2 or the calendar year in which the participant terminates employment with the Company.

Notes Receivable From Participants — The minimum amount available to participants as a loan under the Plan is $500, and the maximum amount available will be the lesser of (i) $50,000 (reduced by a participant’s highest outstanding loan balance during the preceding 12 months), or (ii) 50% of the value of the vested portion of a participant’s account. Interest on the outstanding loans will be a commercially reasonable rate and the loans will have to be repaid within five years, except if the purpose of the loan is the purchase of a primary residence. All loans will become due and payable upon any separation from employment, other than a separation from employment on account of disability. Participant loans were $4,436,584 and $4,349,639 as of December 31, 2014 and 2013, respectively, and are included in Notes receivable from participants in the Statements of Net Assets Available for Benefits.

Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts have been reclassified to conform to the current period presentation.

Benefit Payments to Participants and Beneficiaries — Benefits are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes thereof. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investment Valuation and Income Recognition — The majority of the Plan’s investments are stated at fair value. See Note 6—“Fair Value Measurements” for more information. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGCP Stock Portfolio is composed primarily of the BGC Partners, Inc. Class A common stock which is valued at its quoted market price at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Notes Receivable From Participants — The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Cash and Cash Equivalents — Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts, which are recorded at cost plus accrued interest, generally represent participant contributions that are held in money market accounts pending investment in participant-directed investments. The majority of the cash and cash equivalent balances held as of December 31, 2014 have subsequently been invested in participant-directed investments.

Recent Accounting Pronouncements — In May 2015, FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share as a practical expedient. ASU 2015-07 is effective for public businesses beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 requires retrospective application by removing investments measured using net asset value as a practical expedient from the fair value hierarchy in all periods presented. The Plan is currently assessing this provision and does not expect it to have a material impact on the financial statements.

3. Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

AdvisorTrust is the trustee of the Plan, while TD Ameritrade is the sub-custodian of the Plan’s assets. TD Ameritrade manages the BGCP Stock Portfolio, the TD Bank USA Institutional Money Market Deposit Account and the TD Bank USA Money Market Deposit Account.

The BGCP Stock Portfolio was valued at $7.5 million and $4.5 million as of December 31, 2014 and 2013, respectively. The BGCP Stock Portfolio comprised 3% and 2% of net assets as of December 31, 2014 and 2013, respectively. The net assets of the Plan invested in TD Ameritrade accounts were $23.6 million and $21.2 million as of December 31, 2014 and 2013, respectively.

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4. Income Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 20, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The plan administrator will take all necessary actions, if any, to maintain the qualified status of the plan. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. We have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2014, there were no uncertain positions taken by the Plan that would have required recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. We believe the Plan is no longer subject to income tax examinations for years prior to 2011.

5. Investments

The Plan had the following investments, which individually represented 5% or more of the Plan’s net assets as of December 31, 2014 and 2013, respectively:

	Fair Value as of December 31,
	2014	2013
Vanguard Total Stock Market ETF, 333,182 and 293,764 shares, respectively	$35,317,306	$28,177,883
TD Bank Institutional Money Market Deposit Account FTCIMA, 23,099,038 and 20,990,815 shares, respectively	23,099,038	20,990,815
Dodge and Cox Stock Fund, 72,306* and 74,367 shares, respectively	13,082,973	12,558,287
Vanguard Institutional Index Fund, 81,367 and 72,709 shares, respectively	15,351,458	12,308,169
Vanguard Health Care Fund Admiral Shares, 151,298 and 109,409** shares, respectively	13,510,869	8,637,868

*	Investment did not represent 5% or more of the Plan’s net assets as of December 31, 2014.

**	Investment did not represent 5% or more of the Plan’s net assets as of December 31, 2013.

During the year ended December 31, 2014, the Plan’s investments (including investments bought, sold and held) appreciated as follows:

Year Ended December 31, 2014
Mutual funds	$8,133,909
Common stock fund	2,828,843

Net appreciation in fair value of investments	$10,962,752

6. Fair Value Measurements

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB guidance are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2014.

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds (a)
Balance funds	$81,629,543	$—	$—	$81,629,543
Fixed income funds	35,935,552	—	—	35,935,552
Growth funds	45,154,053	—	—	45,154,053
Value funds	41,143,852	—	—	41,143,852
Money market funds	23,118,845	—	—	23,118,845
Other funds	23,764,276	—	—	23,764,276

Total mutual funds	250,746,121	—	—	250,746,121
Common stock fund (a)	7,460,182	—	—	7,460,182
Collective trust	—	2,252,106	—	2,252,106

Total Investments at Fair Value	$258,206,303	$2,252,106	$—	$260,458,409

(a)	Valued at the net asset value.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2013.

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds (a)
Balance funds	$81,952,697	$—	$—	$81,952,697
Fixed income funds	35,350,096	—	—	35,350,096
Growth funds	34,229,456	—	—	34,229,456
Value funds	36,774,882	—	—	36,774,882
Money market funds	21,003,177	—	—	21,003,177
Other funds	9,790,371	—	—	9,790,371

Total mutual funds	219,100,679	—	—	219,100,679
Common stock fund (a)	4,466,386	—	—	4,466,386
Collective trust	—	2,446,502	—	2,446,502

Total Investments at Fair Value	$223,567,065	$2,446,502	$—	$226,013,567

(a)	Valued at the net asset value.

There have been no significant changes in the valuation techniques during the year ended December 31, 2014.

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 investments include common stock, mutual funds and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 investments include a collective investment fund. The inputs used to determine fair value of Level 2 investments may include market quotations or price, reported trades, broker/dealer quotes, bids and offers of the underlying investments obtained from external appraisals, independent pricing sources and market research publications. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy. There are no Level 3 investments held by the Plan.

The Plan holds an investment in the Morley Stable Value Fund (“MSVF”), a collective trust. The MSVF seeks to be low risk and provide preservation of capital, relatively consistent returns, and liquidity for benefit-responsive participant payments. The MSVF is classified as Level 2 of the valuation hierarchy and it invests in a variety of high quality stable value investment contracts, wrap contracts, and cash and cash equivalents. The MSVF is a collective trust with fully benefit-responsive investment contracts, which are presented at fair value and adjusted to contract value as reported to the Plan by the trustee. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value approximates fair value.

SUPPLEMENTAL SCHEDULE

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates

Plan Number 001

Employer Identification Number (EIN) 13-3680189

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held at End of Year

As of December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
*	Cash and Cash Equivalents
	TD Bank USA Money Market Deposit Account	Cash Equivalent	—	$548,851

	Participant-Directed Investments
	Aberdeen Emerging Markets Fund Class A	Registered Investment Co.	—	549,572
	Alps/Red Rocks Listed Private Equity Class A	Registered Investment Co.	—	1,180,925
	American Europacific Growth Fund Class R	Registered Investment Co.	—	9,711,592
	American Growth Fund of America Class R	Registered Investment Co.	—	8,030,336
	American Income Fund of America Class R	Registered Investment Co.	—	6,626,990
	Aston/River Road Independent Value	Registered Investment Co.	—	614,821
*	BGCP Stock Portfolio	Unitized Portfolio Account	—	7,460,182
	Blackrock Inflation Protected Bond Investments	Registered Investment Co.	—	5,061
	Columbia Acorn Fund Class Z	Registered Investment Co.	—	2,043,464
	Columbia Select Large Cap Growth Class A	Registered Investment Co.	—	4,177,055
	Credit Suisse Cushing 30 MLP	Registered Investment Co.	—	8,014
	Delaware Value Fund Institutional Class	Registered Investment Co.	—	1,875,985
	Dodge and Cox Stock Fund	Registered Investment Co.	—	13,082,973
	Doubleline Low Duration Bond Fund Class	Registered Investment Co.	—	3,960
	Doubleline Total Return Bond Fund Class	Registered Investment Co.	—	8,639,175
	Doubleline Total Return Bond I	Registered Investment Co.	—	9,651,155
	Driehaus Active Income Fund	Registered Investment Co.	—	1,957,528
	Federated Government Obligations Fund IS	Registered Investment Co.	—	19,807
	Fidelity Capital and Income Fund Retail	Registered Investment Co.	—	4,139,948
	Fidelity ContraFund	Registered Investment Co.	—	7,159,888
	Fidelity GNMA Fund	Registered Investment Co.	—	13,395
	Fidelity Low Priced Stock Fund	Registered Investment Co.	—	4,556,488
	First Eagle Overseas Fund Class A	Registered Investment Co.	—	2,512,771
	Goldman Sachs Mid Cap Value Fund Class A	Registered Investment Co.	—	4,840,681
	Health Care Select Sector	Registered Investment Co.	—	1,129,120
	Huber Capital Small Cap Value Institutional	Registered Investment Co.	—	230,427
	iShares S&P North America Natural Resources	Registered Investment Co.	—	4,012,276
	Janus Contrarian Fund Class T	Registered Investment Co.	—	6,802,716
	Janus Global Research Fund Class T	Registered Investment Co.	—	3,752,397
	JPMorgan Strategic Income OPPS Fund Class	Registered Investment Co.	—	5,478
	Morley Stable Value III	Registered Investment Co.	—	2,252,106
	PIMCO Total Return Institutional	Registered Investment Co.	—	184,170
	Riverpark Short Term High Yield Fund	Registered Investment Co.	—	4,113
	SPDR Dow Jones REIT ETF	Registered Investment Co.	—	4,706,693
*	TD Bank Institutional MMDA FTCIMA	Cash Equivalent	—	23,099,038
	Technology Select Sector SPDR	Registered Investment Co.	—	1,154,076
	The Merger Fund	Registered Investment Co.	—	364,280
	Vanguard BD Index FD INC Short Term Bond	Registered Investment Co.	—	3,009,666
	Vanguard BD Index FD INC Total Bond Market	Registered Investment Co.	—	10,603,380
	Vanguard Specialized Portfolio Dividend Appreciation ETF	Registered Investment Co.	—	2,106,644
	Vanguard Health Care Fund Admiral Shares	Registered Investment Co.	—	13,510,869
	Vanguard Institutional Index Fund	Registered Investment Co.	—	15,351,458
	Vanguard Intermediate-Term U.S. Treasury Admiral Shares	Registered Investment Co.	—	5,254

	Vanguard Short Term Treasury Admiral Shares	Registered Investment Co.	—	1,851,754
	Vanguard Mid Cap Index Fund Admiral Shares	Registered Investment Co.	—	8,247,619
	Vanguard Small Cap Index Fund Admiral Shares	Registered Investment Co.	—	10,489,466
	Vanguard Total International Stock ETF	Registered Investment Co.	—	11,203,318
	Vanguard Total Stock Market ETF	Registered Investment Co.	—	35,317,306
	Vanguard U.S. Treasury Long-Term Admiral	Registered Investment Co.	—	1,463
	Wasatch Frontier Emerging Small Countries Inv	Registered Investment Co.	—	1,482,130
	Wisdom Tree Japan Hedged Equity	Registered Investment Co.	—	719,426
*	Participant Loans	Participants Loans (1)		4,436,584

				264,894,993

				$265,443,844

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.
(1)	Maturing 2015 to 2044 at interest rates of 3.25% to 10.00%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates has duly caused this annual report for the fiscal year ended December 31, 2014 to be signed on its behalf by the undersigned hereunto duly authorized.

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

By:	/s/ A. Graham Sadler
Name:	A. Graham Sadler
Title:	Chief Financial Officer
BGC Partners, Inc.

Date: June 26, 2015

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm